Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET (LOSS) PER SHARE

	Three Months Ended September 30,		Nine Months Ended September 30,

	2002	2001	2002	2001

Net income (loss)	$(49,245)	$170,271	$(322,929)	$16,475

Preferred Stock dividend requirements	(19,786)	(25,206)	(58,714)	(74,795)

Net income (loss) attributable to common stockholders	$(69,031)	$145,065	$(381,643)	$(58,320)

Weighted average number of common shares outstanding	11,042,297	10,681,644	11,032,297	10,657,141

Net income (loss) per common share	$—	$0.01	$(0.03)	$(0.01)